March 1, 2004

RESPONSE OF THE OFFICE OF CHIEF COUNSEL AND
THE OFFICE OF MERGERS AND ACQUISITIONS
DIVISION OF CORPORATION FINANCE



Re: Accenture Ltd.
Incoming letter dated February 24, 2004

On behalf of your client, Accenture Ltd. ("Accenture") you have asked for interpretive advice under Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and for no-action relief under Section 13(d) of the Exchange Act. All capitalized terms have the meaning assigned in your letter

*First*, you request advice as to whether each Accenture shareholder who is included in a joint report of beneficial ownership on Schedule 13D by virtue of being party to the Voting Agreement (or subject to its voting provisions) must include the shares of Accenture Common Stock owned by other persons party to the Voting Agreement (or subject to its voting provisions) for purposes of determining whether the shareholder is a "ten percent holder" under Rule 16a-1(a)(1).



The Accenture shareholders who are party to the Voting Agreement are the Employee Covered Persons. Their participation in the Voting Agreement relates to each Employee Covered Person's status as an employee of Accenture, and is not subject to negotiation. Through Accenture's transition to a corporate structure, Stichting Naritaweg I and Stichting Naritaweg II each became a party to separate voting agreements with Accenture. These voting agreements require Stichting Naritaweg I and Stichting Naritaweg II to vote all of their shares of Common Stock in the manner determined by the preliminary vote of Employee Covered Shares under the Voting Agreement.

*Second*, you request no-action relief regarding certain procedures for compliance with Schedule 13D requirements with respect to all Employee Covered Persons and Stichting Naritaweg I and Stichting Naritaweg II.

Our interpretive and no-action positions are set forth below.

1. Determination of "Ten Percent Holder" Status under Rule 16a-1(a)(1). Based on the facts you describe and the representations you make in your letter, as well as your view that no single Employee Covered Person has or will have the power to exercise control over Accenture solely as a result of his or her becoming a party to or otherwise participating in the Voting Agreement, we are of the view that, solely for purposes of determining status as a "ten percent holder" under Rule 16a-1(a)(1), each Employee Covered Person and Stichting Naritaweg I and Stichting Naritaweg II need not include the shares of Common Stock beneficially owned by other Employee Covered Persons or each other. Of course, each Employee Covered Person and Stichting Naritaweg I and Stichting Naritaweg II must consider all of the shares of Common Stock that person

individually beneficially owns, whether or not subject to the Voting Agreement or its voting provisions, in determining "ten percent holder" status.

In reaching this position, we note particularly your representation that each Employee Covered Person's participation in the Voting Agreement is solely because of his or her status as an employee of Accenture and is essentially involuntary. We also note your representations that:

- The Employee Covered Persons will be too numerous, and each individual Employee Covered Person's Common Stock holdings too small, to permit any single Employee Covered Person to exercise control over Accenture through the Voting Agreement; and

- In the aggregate, Employee Covered Persons will not own shares of Common Stock that are not subject to the voting provisions of the Voting Agreement that would exceed one percent of the total number of shares of Common Stock that are owned by persons party to the Voting Agreement or subject to the voting provisions thereof.

This position does not extend to any situation outside the Voting Agreement where an Employee Covered Person, Stichting Naritaweg I or Stichting Naritaweg II agrees to act together with any other person for the purpose of acquiring, holding, voting or disposing of shares of Common Stock. Further, you have not asked, and this interpretive position does not cover, the nature and scope of the individual Section 16(a) filing obligations of any Employee Covered Person or Stichting Naritaweg I and Stichting Naritaweg II (except as addressed in this response).

2. Disclosure of Shares Owned on Schedule 13D. Based on the facts you describe and the representations you make in your letter, we will not recommend enforcement action if the Employee Covered Persons report their share ownership on a joint Schedule 13D in the manner you describe. Specifically, we will not object if in their joint Schedule 13D, each Employee Covered Person reports within a percentage range the number of Employee Covered Shares over which he or she has sole voting or dispositive power. The percentage range will be denominated in increments of one percent, with the lowest range stated as "less than one percent." We will similarly not object if each Employee Covered Person reports in the joint Schedule 13D beneficial ownership of Uncovered Class A Common Shares representing less than 0.01% of the outstanding Common Shares as a percentage, denominated as "less than 0.01%." This relief is limited to reporting of this *de minimis* share ownership of Uncovered Class A Common Shares and does not extend to reporting of a greater number of such Shares held outside of the Voting Agreement. In addition, in the event that Employee Covered Persons beneficially own in the aggregate Uncovered Class A Common Shares representing more than one percent of the outstanding Common Shares, the Schedule 13D will report the precise number of Uncovered Class A Common Shares so that the Uncovered Class A Common Shares reflected as "less than 0.01%" of the outstanding Common Shares on the Schedule 13D

represent in the aggregate less than one percent of the outstanding Common Shares. Note that the no-action relief described in this section does not extend to Stichting Naritaweg I and II, for which you have not requested such relief.

3. Amendment of Schedule 13D. Based on the facts you describe and the representations you make in your letter, we will not recommend enforcement action if the Employee Covered Persons and Stichting Naritaweg I and II do not amend their joint Schedule 13D when an individual becomes subject to or exits the Voting Agreement, unless this causes the aggregate ownership reported on the joint Schedule 13D to change by one percent or more of the total outstanding Common Shares, or the individual's entry or exit from the Voting Agreement otherwise constitutes a material change within the meaning of Rule 13d-2(a). As a condition to this no-action relief, if the standard described above does not require an amendment to the Schedule 13D during any given calendar year (even if the Schedule 13D is amended for other reasons during that year), the Employee Covered Persons and Stichting Naritaweg I and II undertake to voluntarily amend the joint Schedule 13D at the end of any such calendar year.

With respect to your requests for interpretive advice under Rule 16a-1(a)(1) and for no-action relief under Section 13(d), our responses are based exclusively on the facts you describe and the representations you make in your letter, including your views concerning the actual or potential control of Accenture by Employee Covered Persons and Stichting Naritaweg I and Stichting Naritaweg II. Any change in the facts or representations set forth in your letter may change our conclusions.

With respect to Section 13(d), this letter expresses our position on enforcement action only. It does not express any legal conclusion on the questions presented.

Sincerely,

Anne M. Krauskopf
Special Counsel
Office of Chief Counsel

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2004

John B. Tehan
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954

Re: Accenture Ltd.

Dear Mr. Tehan:

In regard to your letter of February 24, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

VIA FEDEX

February 24, 2004

Re: Treatment of Voting Agreement under Sections 16(a) and 13(d) of the Securities Exchange Act of 1934, as Amended

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Accenture Ltd, a Bermuda company, we are seeking (1) interpretive advice to confirm that each shareholder of Accenture Ltd who is included in a report of beneficial ownership on Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of being party to the Voting Agreement described herein or subject to the voting provisions thereof, need not include Accenture Ltd's Class A common shares (the "Class A Common Shares") or Accenture Ltd's Class X Common Shares (the "Class X Common Shares" and, together with the Class A Common Shares, the "Common Shares"), owned by other persons party to such Voting Agreement or subject to such voting provisions for the purpose of determining whether such shareholder is a "ten percent holder" under Section 16 and as defined in Rule 16a-1(a)(1) under the Exchange Act under the circumstances described herein and (2) no-action relief so that each such shareholder may provide and amend the information required by Schedule 13D in the manner described herein. This letter supersedes our letter dated November 2, 2001.

The Staff of the Securities and Exchange Commission has previously expressed the view that similar voting arrangements did not require a party thereto to include other parties' shares for purposes of determining status as a "ten percent holder." See The Goldman Sachs Group (available April 30, 1999) (the "Goldman Sachs Letter"); Alex. Brown Incorporated (available July 22, 1991) (the "Alex. Brown Letter"); and Morgan Stanley Group Inc. (available April 29, 1991) (the "Morgan Stanley Letter"). In addition, the Staff provided similar relief in the Goldman Sachs Letter with respect to the provision and amendment of the information required in Schedule 13D.

**Background**

Accenture is a global provider of management and technology consulting services and solutions. Prior to its transition to a corporate structure in the spring of 2001, Accenture operated as a series of related partnerships and corporations under the control of its Partners.[1] Accenture Ltd, the ultimate parent company in the Accenture organization, is a Bermuda holding company with no material assets other than an equity interest in its subsidiary, Accenture SCA, a Luxembourg partnership limited by shares. Accenture Ltd's only business is to hold this interest and to act as the sole general partner of Accenture SCA. As the sole general partner of

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1 We use the term "Partner" to refer to the partners and shareholders of the series of related partnerships and corporations through which Accenture operated its business prior to its transition to a corporate structure. These individuals became executive employees of Accenture following its transition to a corporate structure but retain the "Partner" title. Where the context permits, the term also refers to Accenture's employees and others who have been or are in the future named as "Partners" in this executive sense.

Accenture SCA and as a result of Accenture Ltd's majority voting interest in Accenture SCA, Accenture Ltd controls Accenture SCA's management and operations and consolidates Accenture SCA's results in its financial statements. Accenture operates its business through subsidiaries of Accenture SCA.

In connection with Accenture's transition to a corporate structure, Partners received shares in Accenture's global corporate structure in lieu of their interests in the partnerships and corporations through which Accenture operated prior to such transition. Partners in Australia, Denmark, France, Italy, Norway, Spain, Sweden and the United States received Class I common shares of Accenture SCA (the "SCA Common Shares"). Subject to contractual transfer restrictions, Accenture SCA is obligated, at the option of the holder, to redeem any outstanding SCA Common Share at any time at a redemption price per share generally equal to the market price of a Class A Common Share at the time of the redemption. Accenture SCA may, at its option, pay this redemption price with cash or by delivering Class A Common Shares on a one-for-one basis. Partners in Canada and New Zealand received exchangeable shares of Accenture Canada Holdings Inc., a subsidiary of Accenture SCA (the "ACHI Exchangeable Shares"). Holders of ACHI Exchangeable Shares may exchange their shares for Class A Common Shares at any time on a one-for-one basis. Accenture Canada Holdings Inc. may, at its option, satisfy this exchange with cash at a price per share generally equal to the market price of a Class A Common Share at the time of the exchange. Partners elsewhere received Class A Common Shares.

Most Partners receiving SCA Common Shares and all Partners receiving ACHI Exchangeable Shares also received a corresponding number of Class X Common Shares. Each

Class X Common Share entitles its holder to one vote on all matters submitted to a vote of the shareholders of Accenture Ltd, the same voting rights to which a holder of a Class A Common Share is entitled, and the Class X Common Shares and Class A Common Shares generally vote together as a single class. Class X Common Shares, however, do not entitle the holder to any economic rights. The Partners holding SCA Common Shares who did not receive Class X Common Shares do not have voting rights in Accenture Ltd. Two Dutch foundations, Stichting Naritaweg I and Stichting Naritaweg II, hold these Class X Common Shares.[2] A diagram of Accenture's organizational structure is displayed on Annex I.

Accenture Ltd may, at its option, redeem any Class X Common Share for a redemption price equal to the par value of the Class X Common Share, or $0.0000225 per share. Accenture Ltd may not, however, redeem any Class X Common Share of a holder if such redemption would reduce the number of Class X Common Shares held by that holder to a number that is less than the number of SCA Common Shares or ACHI Exchangeable Shares held by that holder, as the case may be. Upon redemption or exchange of an SCA Common Share or an ACHI Exchangeable Share, Accenture Ltd will redeem a corresponding Accenture Ltd Class X Common Share.

2 The sole function of Stichting Naritaweg I and Stichting Naritaweg II is to hold the Class X Common Shares that, as a consequence of the technical steps of the restructuring, were not received by certain Partners in connection with Accenture's transition to a corporate structure. These foundations will not acquire any additional Common Shares. As of January 31, 2004, Stichting Naritaweg I held approximately 6.1% and Stichting Naritaweg II held approximately 6.9% of the outstanding Class X Common Shares. These Class X Common Shares represented approximately 2.8% and 3.2%, respectively, of the total Common Shares outstanding as of January 31, 2004.

On April 19, 2001, Accenture Ltd filed a Registration Statement on Form S-1 (File No. 333-59194) (as amended, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the initial public offering of the Class A Common Shares (the "IPO"). The Registration Statement was declared effective under the Securities Act on July 18, 2001, and the IPO was consummated on July 24, 2001. The Class A Common Shares have been registered under Section 12(b) of the Exchange Act and are listed on the New York Stock Exchange. The Class X Common Shares have been registered under Section 12(g) of the Exchange Act.

Each Partner that holds Common Shares is a party to the Voting Agreement, and each other person who becomes a Partner of Accenture in the future will be a party to the Voting Agreement.[3] The Voting Agreement restricts transfers of Common Shares received by Partners in connection with Accenture's transition to a corporate structure[4] and establishes minimum

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3 A description of the Voting Agreement is contained in the Registration Statement under the caption "Certain Relationships and Related Transactions—Voting Agreement," and the form of the Voting Agreement was filed as Exhibit 9.1 thereto. We would be pleased to provide additional copies of this document to the Staff upon request.

4 Each Partner receiving Common Shares in connection with Accenture's transition to a corporate structure has agreed: (1) except as described below, to maintain beneficial ownership of such shares for a period of eight years thereafter; and (2) to maintain beneficial ownership of at least 25% of such shares for as long as he or she is an employee of Accenture. Partners who continue to be Accenture employees are permitted to transfer a percentage of such shares annually. These transfer restrictions lapse on an accelerated basis upon retirement and generally terminate upon death. Notwithstanding the foregoing, Class X Common Shares may not be transferred at any time, except upon the death of the holder or with the consent of Accenture Ltd. The ACHI Exchangeable Shares held by Partners are also subject to the transfer restrictions of the Voting Agreement.

share ownership requirements for persons who become Partners after the IPO who will not have received Common Shares in connection with the transition to a corporate structure.[5]

The Voting Agreement also contains voting provisions applicable to all Partners holding Common Shares. Under the Voting Agreement, the "Employee Covered Persons" take a separate, preliminary vote of the "Employee Covered Shares" prior to any vote of the shareholders of Accenture Ltd. "Employee Covered Persons" are those parties to the Voting Agreement that are Accenture employees at the time in question – i.e., the Accenture Partners. Former Partners that are no longer Accenture employees, whether because they have retired or otherwise, are not considered Employee Covered Persons. "Employee Covered Shares" generally include (1) any Class X Common Shares owned by an Employee Covered Person, (2)

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Accenture SCA and each Partner who owns SCA Common Shares have entered into a Transfer Rights Agreement under which the SCA Common Shares of these holders are subject to transfer restrictions substantially identical to the transfer restrictions contained in the Voting Agreement. Notwithstanding the contractual restrictions on transfer contained in the Transfer Rights Agreement, however, these holders may, commencing on May 31, 2004, redeem SCA Common Shares at their option for a redemption price per share generally equal to the lower of the market value of a Class A Common Share and U.S. $1.00. Accenture Ltd believes that this redemption feature improves the enforceability under Luxembourg law of the transfer restrictions applicable to the SCA Common Shares. A description of the Transfer Rights Agreement is contained in the Registration Statement under the caption "Certain Relationships and Related Transactions—Accenture SCA Transfer Rights Agreement," and the form of the Transfer Rights Agreement was filed as Exhibit 10.6 thereto. We would be pleased to provide additional copies of this document to the Staff upon request.

5 Each person who becomes a Partner after the date of the IPO is required to hold 5,000 Class A Common Shares by no later than the third anniversary of such person becoming a Partner and to own such shares for so long as such person remains an Accenture employee. It is expected that Partners subject to this minimum share ownership requirement will satisfy most, if not all, of this obligation through the acquisition of Class A Common Shares pursuant to Accenture Ltd's share incentive and similar plans.

any Class A Common Shares owned by an Employee Covered Person at the time in question and also as of or prior to the IPO and (3) any Class A Common Shares acquired by an Employee Covered Person (x) to satisfy minimum ownership requirements imposed by Accenture or (y) from Accenture (whether pursuant to a share award, an option exercise, a restricted share unit or otherwise) while such Employee Covered Person was an employee or Partner of Accenture or in connection with such Employee Covered Person becoming a Partner. Accordingly, if an Employee Covered Person redeems or exchanges SCA Common Shares or ACHI Exchangeable Shares and receives Class A Common Shares or if an Employee Covered Person receives Class A Common Shares pursuant to Accenture Ltd's share incentive and similar plans, these Class A Common Shares would be considered Employee Covered Shares. Class A Common Shares purchased in the open market or, subject to certain limitations, in an underwritten public offering, are generally not considered to be Employee Covered Shares.

Subsequently, all of the Employee Covered Shares are voted in the vote of Accenture Ltd shareholders in accordance with the majority of the votes cast in the preliminary vote, except that, in elections of directors, all the Employee Covered Shares will be voted in favor of the election of those persons receiving the highest numbers of votes cast in the preliminary vote. However, in the case of a vote for an amendment to Accenture Ltd's constituent documents, or with respect to an amalgamation, liquidation, dissolution, sale of all or substantially all of its property and assets or any similar transaction with respect to Accenture Ltd, all the Employee Covered Shares will be voted against the proposal unless at least 66 2/3% of the votes in the preliminary vote are cast in favor of that proposal, in which case all of the Employee Covered Shares will be voted in favor of the proposal. When a party to the Voting

Agreement ceases to be an employee of Accenture, the shares held by that person will no longer be Employee Covered Shares subject to the voting provisions of the Voting Agreement. Stichting Naritaweg I and Stichting Naritaweg II will vote their Class X Common Shares in any vote of Accenture Ltd shareholders in accordance with the preliminary vote taken by the Employee Covered Persons, and these foundations are thus subject to the voting provisions of the Voting Agreement; however, they will not participate in, or influence the outcome of, any preliminary vote.[6] As of January 31, 2004, approximately 44.0% of the outstanding Common Shares were subject to the voting provisions of the Voting Agreement.

As of January 31, 2004, substantially all of the Common Shares held by Partners were Employee Covered Shares, and substantially all of the Employee Covered Shares were acquired by Partners in connection with Accenture's transition to a corporate structure prior to the IPO or from Accenture pursuant to Accenture Ltd's share incentive and similar plans. Accenture Ltd anticipates that substantially all of the Common Shares to be acquired in the future by Employee Covered Persons will be acquired from Accenture pursuant to Accenture Ltd's share incentive and similar plans and will be Employee Covered Shares. Stichting Naritaweg I and Stichting Naritaweg II will acquire no additional Common Shares, and Accenture Ltd advises that it does not expect that the Employee Covered Persons will own, in the aggregate, a number of Common Shares that are not subject to the voting provisions of the

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6 The forms of letter agreements between Stichting Naritaweg I and Stichting Naritaweg II, respectively, on the one hand, and Accenture Ltd, on the other hand, containing the above-described voting arrangements were filed as Exhibits 10.13 and 10.14, respectively, to the Registration Statement. We would be pleased to provide additional copies of these documents to the Staff upon request.

Voting Agreement which would exceed 1% of the total number of Common Shares that are owned by persons party to the Voting Agreement or subject to the voting provisions thereof. As of January 31, 2004, no Employee Covered Person individually owned more than 1% of the outstanding Common Shares or more than 1% of the Employee Covered Shares.

Partners Representatives, consisting of persons who are both Partners and members of the Board of Directors of Accenture Ltd and who agree to serve in such capacity, administer certain aspects of the Voting Agreement, and a majority of the Partners Representatives have the power, among other things, to waive in certain circumstances the transfer restrictions imposed by the Voting Agreement and described above.

Joint statements of beneficial ownership on Schedule 13D (the "Schedule 13Ds") in respect of the Class A Common Shares and the Class X Common Shares have been and are expected to continue to be filed with the Securities and Exchange Commission by the Employee Covered Persons and Stichting Naritaweg I and Stichting Naritaweg II.

**Rule 16a-1(a)(1)**

We request that the Staff confirm that each Employee Covered Person and Stichting Naritaweg I and Stichting Naritaweg II need not include the Common Shares owned by other Employee Covered Persons or Stichting Naritaweg I or Stichting Naritaweg II for the purpose of determining whether each such person is a "ten percent holder" as defined in Rule 16a-1(a)(1) under the Exchange Act, solely because each such person is a party to the Voting Agreement or subject to the voting provisions thereof. We believe this request is appropriate because no single Employee Covered Person or Stichting Naritaweg I or Stichting Naritaweg II has or will have the power to exercise control over Accenture Ltd solely as a result of his or her being a party to the Voting Agreement, or subject to the voting provisions thereof, or otherwise participating in the Voting Agreement. Supporting this position are the facts that (1) each Employee Covered Person's participation in the Voting Agreement is solely the result of his or her status as a Partner of Accenture and is essentially non-discretionary, and the sole function of Stichting Naritaweg I and Stichting Naritaweg II is to hold Class X Common Shares that were not received by certain Partners in connection with Accenture's transition to a corporate structure; (2) the Employee Covered Persons will be too numerous, and each individual Employee Covered Person's Common Share holdings too small, to permit any single Employee Covered Person to exercise control over Accenture Ltd through the Voting Agreement, and Stichting Naritaweg I and Stichting Naritaweg II do not participate in or otherwise influence the preliminary vote and have no ability to exercise control over Accenture Ltd through the Voting Agreement; and (3) Stichting Naritaweg I and Stichting Naritaweg II will acquire no additional Common Shares, and Accenture Ltd advises that it does not expect that the Employee Covered Persons will own, in the aggregate, a number of Common Shares that are not subject to the voting provisions of the Voting Agreement which would exceed 1% of the total number of Common Shares that are owned by persons party to the Voting Agreement or subject to the voting provisions thereof. We note that the Staff has provided consistent interpretive advice in the Goldman Sachs Letter, the Alex. Brown Letter and the Morgan Stanley Letter.

***The "Ten Percent Holder" Test***

Rule 16a-1(a)(1) under the Exchange Act provides that "[s]olely for purposes of determining whether a person is a beneficial owner of more than 10 percent of any class of equity securities registered pursuant to Section 12 of the [Exchange] Act, the term 'beneficial owner' shall mean any person who is deemed a beneficial owner pursuant to Section 13(d) of the [Exchange] Act and the rules thereunder." Rule 13d-1(a) under the Exchange Act requires a filing with the Securities and Exchange Commission by "[a]ny person who . . . is directly or indirectly the beneficial owner of more than five percent" of a class of registered, voting equity securities. Section 13(d)(3) of the Exchange Act provides that "[w]hen two or more persons act as a . . . group for the purpose of acquiring, holding, or disposing of securities of an issuer, such . . . group shall be deemed a 'person' for the purposes of [Section 13(d)]." In the release adopting Rule 16a-1(a), the Securities and Exchange Commission stated that "for purposes of determining status as a ten percent holder under Section 16, the securities beneficially owned by the [Section 13(d)] group must be included in the calculation by each individual member of the group." Ownership Reports and Trading by Officers, Directors and Principal Security Holders, Release No. 34-28869, [1990-91 Transfer Binder] Fed. Sec. L. Rep. (CCH) P 84,709, at 81,254 n.54 (Feb. 8, 1991) (the "1991 Release").

***Analysis***

In the 1991 Release, the Securities and Exchange Commission stated that "Section 16, as applied to ten percent holders, is intended to reach those persons who can be presumed to have access to inside information because they can influence or control the issuer as a result of their equity ownership." 1991 Release, at 81,252. We believe that any such presumption of control made by the application of the beneficial ownership concepts of Section 13(d) to the Voting Agreement is rebutted with respect to the individual Employee Covered Persons because the Employee Covered Persons will be too diverse and numerous to permit any single Employee Covered Person during the term of the Voting Agreement to exert the control over Accenture Ltd contemplated by Section 16 through the Voting Agreement. We believe this presumption is similarly rebutted with respect to Stichting Naritaweg I and Stichting Naritaweg II because they will not participate in or influence any preliminary vote and thus will have no influence on how the Class X Common Shares they hold, or the Employee Covered Shares, are ultimately voted.

The Voting Agreement is characterized first by the large number of persons who are Employee Covered Persons. More than 2,300 Employee Covered Persons and Stichting Naritaweg I and Stichting Naritaweg II join in the Schedule 13Ds by virtue of the voting arrangements of the Voting Agreement.[7] As shareholders, the Employee Covered Persons and Stichting Naritaweg I and Stichting Naritaweg II would receive the same information about Accenture Ltd as any other shareholder. To the extent Employee Covered Persons receive further information about Accenture Ltd and its affairs, it would be solely in the context of performing their employment duties and would not in any way be related to their share ownership.[8] Similarly, to the extent that Stichting Naritaweg I or Stichting Naritaweg II receive

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7 We note that 550 "Covered Persons" were expected to join in the Schedule 13D filing proposed in the Goldman Sachs Letter, 152 "stockholders of the company" had joined in the Schedule 13D filing described in the Alex. Brown Letter and 559 "employee/stockholders" had joined in the Schedule 13D filing described in the Morgan Stanley Letter.

8 Accenture has implemented extensive safeguards to prevent the abuse of inside information gained through the course of employment of each Employee Covered Person; it is these safeguards, not Section 16, that should serve as the bulwark against misuse of information gained in the course of ordinary employment (i.e., in capacities other than as director or executive officer). Employee Covered Persons who are directors or executive officers of Accenture Ltd, of course, make filings under Section 16 by virtue of their positions as directors or executive officers and are subject to the short-swing profit recovery provisions of Section 16(b) and the short sale prohibition of Section 16(c).

further information about Accenture Ltd and its affairs, it would be solely in the context of the employment duties of their trustees.

A second important characteristic of the Voting Agreement is the absence of a controlling person or controlling group of Employee Covered Persons under that agreement. Accenture Ltd believes that no Employee Covered Person has or will have a pecuniary or economic interest in, and no Employee Covered Person has or will have or shares or will share investment power with respect to, the Employee Covered Shares of any other Employee Covered Person or the Class X Common Shares of Stichting Naritaweg I or Stichting Naritaweg II. Similarly, neither Stichting Naritaweg I nor Stichting Naritaweg II has or will have a pecuniary or economic interest in, or shares or will share investment power with respect to, the Employee Covered Shares of any Employee Covered Person or the Class X Common Shares of the other foundation.[9] Further, no Employee Covered Person individually owns more than 1% of the outstanding Common Shares or more than 1% of the Employee Covered Shares and no single Employee Covered Person has or will have the power to exercise control over Accenture Ltd solely as a result of his or her becoming a party to the Voting Agreement. The Partners Representatives, who, as a group, administer certain aspects of the Voting Agreement, collectively beneficially own approximately 1.3% of the Employee Covered Shares and less than 1% of the outstanding Common Shares.[10] Each of these percentage levels would be insufficient

9 Each Employee Covered Person and Stichting Naritaweg I and Stichting Naritaweg II will disclaim beneficial ownership in the Schedule 13Ds of any Common Shares over which such Employee Covered Person or foundation does not have investment control.

10 The Partners Representatives make filings under Section 16 by virtue of their positions as directors of Accenture Ltd. Accordingly, information as to their ownership of Common

to control the outcome of a preliminary vote (and therefore a vote of the shareholders of Accenture Ltd). Stichting Naritaweg I and Stichting Naritaweg II hold approximately 2.8% and 3.2% of the outstanding Common Shares, respectively, but do not participate in or influence any preliminary vote and thus have no influence on how the Class X Common Shares they hold, or the Employee Covered Shares, are ultimately voted.

A third important factor is the manner in which persons initially became Employee Covered Persons. The Partners approved the transition of Accenture's business to a corporate structure in a partner vote following the distribution to the Partners of the form of Voting Agreement, among other things. The Voting Agreement, however, was merely one piece of information provided to the Partners in connection with the partner vote and was not subject to a separate vote or to individual negotiation. As a result, no Partner had the ability to approve the Voting Agreement other than as a part of Accenture's transition to a corporate structure and, if a Partner disapproved of the Voting Agreement, the Partner only had the option of voting against Accenture's transition to a corporate structure, and then either accepting its terms in order to continue as a Partner or retiring as a Partner. The economic disincentives associated with such an election to retire would have been severe. All Partners receiving Common Shares were required to, and in fact did, enter into the Voting Agreement in order to receive their shares.[11] A

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Shares will be publicly available on an individual basis, and they are subject to the short-swing profit recovery provisions of Section 16(b) and the short sale prohibitions of Section 16(c).

11 Each Partner that has not received Common Shares and has not signed the Voting Agreement has been required to agree to become a party to the Voting Agreement as soon as such Partner acquires any shares that would be covered by the Voting Agreement were such Partner already a party thereto.

Partner's failure to sign the Voting Agreement would have resulted in the loss of his or her equity interest in Accenture's business and the title of "Partner." Every future Partner will be required to become an Employee Covered Person party to the Voting Agreement as a condition to the promotion to that position. Accenture will not negotiate with individual Partners as to the terms of the Voting Agreement. Thus, a person's participation in the Voting Agreement is essentially non-discretionary if that person wished to participate in the transition to a corporate structure or wishes to become a Partner. Similarly, as discussed above, the Class X Common Shares held by Stichting Naritaweg I and Stichting Naritaweg II were received by them in connection with Accenture's transition to a corporate structure. The sole purpose of Stichting Naritaweg I and Stichting Naritaweg II is to hold these Class X Common Shares, and these foundations will not acquire any additional Common Shares.

A fourth important characteristic of the Voting Agreement is that the addition of an Employee Covered Person to the Voting Agreement will be solely related to such Employee Covered Person's status as a Partner and will be essentially non-discretionary. As discussed above, at any point in time the Employee Covered Persons consist of all the Partners of Accenture (except for certain current Partners that do not hold Common Shares). The key element as to whether a person becomes an Employee Covered Person is whether the person is a Partner and not whether the person desires to become an Employee Covered Person. Furthermore, the acquisition of Employee Covered Shares is likewise related to employment with Accenture or continuing employment with Accenture. Employee Covered Shares were acquired by Employee Covered Persons as part of Accenture's transition to a corporate structure or from Accenture pursuant to Accenture Ltd's share incentive and similar plans or will be acquired by Employee Covered Persons from Accenture while an Accenture employee, a Partner or in connection with becoming a Partner or otherwise acquired if the acquisition is required by Accenture. In each case, such Employee Covered Shares are or will be held by Employee Covered Persons solely by virtue of their affiliation with Accenture.[12] As noted above, Stichting Naritaweg I and Stichting Naritaweg II will not acquire any additional Common Shares.

***Company Policies***

Accenture Ltd believes that its policies and procedures regarding the dissemination and use of confidential information and personal trading will and should be the proper monitoring and policing device for such a large group of employees, and that such policies and procedures will render unnecessary the application of Section 16 to such a large group of employees to achieve the public policy objectives of Section 16. Accenture believes that its reputation requires that its employees avoid even the appearance of improper use or dissemination of non-public information. Accenture's policies and procedures require all employees of Accenture to maintain the confidentiality of all information gained as a result of their employment and prohibit the personal use or dissemination of any such information, including information relating to Accenture. Accenture also maintains strict policies that prohibit all directors and employees from trading when in possession of material, non-public information.

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12 Consistent with this approach and as noted above, Class A Common Shares acquired in secondary market purchases will generally not be subject to the Voting Agreement. There is no secondary market for the Class X Common Shares.

Accenture requires that all purchases and sales of Common Shares (including transactions by certain family members, trusts and charitable foundations over which a director or employee has investment control) by persons subject to Section 16 as directors and officers of Accenture must take place only during certain "window" periods and must be approved in advance by Accenture Ltd. In addition, Accenture's policies and procedures also impose the same trading timing and pre-approval requirements applicable to directors and executive officers on all Partners that are members of Accenture's Executive Committee, which was established to act as an advisory board to management and to serve as a communication vehicle to the Company's Partners and consists of approximately 55 Partners (including numerous Partners that are not directors or executive officers).

As a further measure to guard against the misuse of information, Accenture has adopted a corporate policy governing the dissemination of material, non-public information within the company. This policy identifies the persons who will be provided with material, non-public information in order to perform their job functions and the nature of the information which they may receive. This group consists of specified persons in Accenture's finance, controller, corporate communications, legal, contract management, investor relations and human resource functions. The trading timing and pre-approval requirements described above are also applicable to the Partners in this group.

Beyond the individuals identified above, each of whom are will be subject to the trading timing and pre-approval requirements, Accenture does not expect any Partner will ordinarily have access to material, non-public information about Accenture. However, recognizing that others will from time to time be provided with such information, Accenture's policy requires that before any Partner not subject to the trading timing and pre-approval restrictions is provided with material, non-public information, that Partner will be advised that they are being provided with material, non-public information and that they must refrain from further dissemination of such information and trading in the Common Shares until the information is made public or is no longer material. The policy also provides that Accenture's General Counsel will be advised of all such notifications.

Stichting Naritaweg I and Stichting Naritaweg II hold only Class X Common Shares, for which there is no trading market. These foundations will not acquire any additional Common Shares.

***Summary***

For the foregoing reasons, we respectfully request that the Staff confirm that each Employee Covered Person and Stichting Naritaweg I and Stichting Naritaweg II need not include the Common Shares owned by other Employee Covered Persons or Stichting Naritaweg I or Stichting Naritaweg II for the purpose of determining whether such Employee Covered Person or Stichting Naritaweg I or Stichting Naritaweg II is a "ten percent holder" as defined in Rule 16a-1(a)(1) under the Exchange Act, solely because such Employee Covered Person or Stichting Naritaweg I or Stichting Naritaweg II is party to the Voting Agreement or subject to the voting provisions thereof.

**Schedule 13Ds**

Schedule 13Ds are being jointly filed by the Employee Covered Persons and Stichting Naritaweg I and Stichting Naritaweg II. As described above, each Employee Covered Person and Stichting Naritaweg I and Stichting Naritaweg II is reporting that such Employee

Covered Person and Stichting Naritaweg I and Stichting Naritaweg II has shared voting power over all the Employee Covered Shares and all the Class X Common Shares held by Stichting Naritaweg I and Stichting Naritaweg II.

In the future the Employee Covered Persons and Stichting Naritaweg I and Stichting Naritaweg II propose to jointly amend their Schedule 13Ds whenever the aggregate beneficial ownership of such persons increases or decreases by an amount requiring an amendment to such Schedule 13Ds to be filed.

***Disclosure of Shares Owned in the Schedule 13Ds***

The cover page to Schedule 13D and Item 5 in that Schedule each require disclosure by each reporting person of the "aggregate number and percentage of the class of securities . . . beneficially owned . . . by" such reporting person.

Grants pursuant to Accenture Ltd's share incentive and similar plans constitute an important portion of the total compensation for Partners. As a result, over time, the number of Common Shares held by each Partner will be closely related to such Partner's compensation level and relative stature within Accenture, making disclosure of exact numbers in the Schedule 13Ds disadvantageous to Accenture as a matter of competition in the market for highly qualified employees. Most significantly, such disclosure would place Accenture at a significant competitive disadvantage if competitors were able to determine the compensation levels and relative status of the top employees of Accenture. In addition, Accenture has been advised by its Partners resident in certain countries and by its external risk advisors that publication of net worth- or compensation-related information subjects those Partners to an increased risk of kidnapping.

We therefore respectfully request that the Staff confirm that each Employee Covered Person may report in the Schedule 13Ds the Employee Covered Shares over which such person has sole voting or dispositive power within a percentage range. Each range would be indicated in increments of 1% of outstanding Common Shares, with the lowest range stated as "less than 1%." As of January 31, 2004, no Employee Covered Person had dispositive control of more than 1% of the outstanding Common Shares.

In light of the kidnapping risk to Partners, as well as the extremely large number of Employee Covered Persons and the commensurate administrative burdens, we also respectfully request the Staff to confirm that each Employee Covered Person may report in the Schedule 13Ds beneficial ownership of Class A Common Shares that are not Employee Covered Shares ("Uncovered Class A Common Shares") representing less than 0.01% of the outstanding Common Shares as "less than 0.01%" of the outstanding Common Shares.[13] Any Employee Covered Person beneficially owning Uncovered Class A Common Shares representing more than 0.01% of the outstanding Common Shares would report the precise number of Uncovered Class A Common Shares beneficially owned. In addition, in the event that Employee Covered Persons beneficially own in the aggregate Uncovered Class A Common Shares representing more than 1.0% of the outstanding Common Shares, the Schedule 13Ds will report the precise number of Uncovered Class A Common Shares beneficially owned by those Employee Covered Persons beneficially owning the most number of Uncovered Class A Common Shares so that the Uncovered Class A Common Shares reflected as "less than 0.01%" of the outstanding Common

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[13] All Class X Common Shares beneficially owned by an Employee Covered Person are, by definition, Employee Covered Shares.

Shares on the Schedule 13Ds represent in the aggregate less than 1.0% of the outstanding Common Shares.

Although the percentage range approach may not technically comply with the requirements of Schedule 13D, we believe that it would provide an appropriate balance between the need for disclosure and the interest of Accenture Ltd's shareholders in maintaining the confidentiality of competitively sensitive compensation information and the safety of Accenture's Partners. In addition, we believe that this approach is consistent with the policy and purpose of Regulation 13D-G under the Exchange Act. The interest of the public shareholders of Accenture Ltd would not be served by indicating the exact number of Common Shares held by each of the more than 2,300 Employee Covered Persons. The percentage ranges provide adequate disclosure by effectively rounding up the shares owned by each Employee Covered Person within increments of 1%, in the case of Employee Covered Shares, and, in the case of Uncovered Class A Common Shares, by disclosing only *de minimis* or nil holdings on a percentage basis. The purpose of Regulation 13D-G is to provide disclosure of share ownership in connection with acquisitions of equity securities that may have the potential to change or influence control of a company. See, e.g., Amendments to Beneficial Ownership Reporting Requirements, Release No. 34-37403, [1996-97 Transfer Binder] Fed. Sec. L. Rep. (CCH) P 85,819, at 88, 217 (July 3, 1996). The total number of Class A Common Shares and Class X Common Shares beneficially owned by each director and "named executive officer" of Accenture Ltd and by directors and executive officers as a group will be disclosed in Accenture Ltd's proxy statements on an annual basis, and the Class A Common Shares and Class X Common Shares beneficially owned by each director and executive officer of Accenture will be disclosed pursuant to Section 16(a). As a result of these disclosures, the public shareholders of Accenture Ltd will have more than adequate information relating to ownership of Common Shares, including the aggregate number and the percentage of all outstanding Class A Common Shares and Class X Common Shares subject to the voting provisions of the Voting Agreement.

Section 13(d) and Regulation 13D-G adopted thereunder is also intended to notify a company of rapid accumulations of the company's voting equity securities and to provide valuable information with respect to the person or group making such accumulations. This purpose is evidenced by the requirement of Rule 13d-7 that Schedule 13Ds be sent to the issuer of the acquired securities. The purpose of Rule 13d-7 would not be advanced in this case because Accenture Ltd already has adequate information concerning shares subject to the Voting Agreement as a result of it being a party to the Voting Agreement, the letter agreements with Stichting Naritaweg I and Stichting Naritaweg II containing the voting arrangements with respect to these foundations' shares and its share incentive and similar plans.

***Amendment of the Schedule 13Ds***

Rule 13d-2(a) under the Exchange Act requires prompt amendment of a Schedule 13D upon a material change in facts set forth therein, including an acquisition or disposition of beneficial ownership of securities in an amount equal to one or more percent of the class. Under the circumstances, the Employee Covered Persons and Stichting Naritaweg I and Stichting Naritaweg II propose to jointly amend the Schedule 13Ds whenever such persons' beneficial ownership, in the aggregate, increases or decreases by an amount requiring such an amendment, whether by reason of the acquisition or disposition of Common Shares or by reason of additions or deletions of persons party or subject to the Voting Agreement. If the standard described above does not require the Schedule 13Ds to be amended during any given calendar year, the Employee Covered Persons and Stichting Naritaweg I and Stichting Naritaweg II would jointly amend the Schedule 13Ds at the end of that calendar year.

The foregoing relief requested in relation to Rule 13d-2(a) under the Exchange Act relates only to changes arising out of acquisitions and dispositions by the Employee Covered Persons and Stichting Naritaweg I and Stichting Naritaweg II of the Common Shares referred to in the Summary below and to additions and deletions of persons party or subject to the Voting Agreement and does not relate to any other material changes that would require an amendment to the Schedule 13Ds to be jointly filed by such persons.

***Summary***

For the foregoing reasons, we respectfully request that the Staff confirm that (1) the Employee Covered Shares over which an Employee Covered Person has sole voting or dispositive power may be disclosed within a percentage range in increments of 1% of outstanding Common Shares in the Schedule 13Ds filed by such persons and *de minimis* or nil numbers of Uncovered Class A Common Shares over which an Employee Covered Person has sole or shared voting or dispositive power may be disclosed as "less than 0.01%" of outstanding Common Shares, except to the extent that the Uncovered Class A Common Shares so reported in the aggregate constitute more than 1.0% of the outstanding Common Shares and (2) the Schedule 13Ds jointly filed by the Employee Covered Persons and Stichting Naritaweg I and Stichting Naritaweg II may be amended pursuant to Rule 13d-2(a) in accordance with the procedures described above.

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If you have any questions concerning the foregoing, or if you require any additional information, please do not hesitate to contact John B. Tehan at (212) 455-2675, Alan D. Schnitzer at (212) 455-2961 or Joshua Ford Bonnie at (212) 455-3986. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter.

Very truly yours,

Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc: Accenture Ltd
Douglas G. Scrivner, Esq.